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Exhibit 99.1

May 9, 2002

Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549

Re: Report of Arthur Andersen LLP for 11-K dated May 9, 2002

Dear Sir or Madam

        Arthur Andersen LLP has represented to ADC Telecommunications, Inc. that its audit was subject to Arthur Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen was not relevant to this audit.

Very truly yours,

/s/ Robert E. Switz

Robert E. Switz
Executive Vice President and
Chief Financial Officer

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  Exhibit 99.1